STATEMENT OF FINANCIAL CONDITION

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-35355

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Truist Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 Peachtree Center Ave, Suite 140
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monica Wood	(404)813-5880	monica.r.wood@truist.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

214 North Tryon Street, Suite 4200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Monica Wood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Truist Investment Services, Inc. _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Monica R. Wood_

Title:
Chief Financial Officer

Mark Sherling

Notary Public

MARK SHERLING
NOTARY PUBLIC
Clayton County
State of Georgia
My Comm. Expires Oct. 20, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information
Year Ended December 31, 2023

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Truist Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Truist Investment Services, Inc. (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 28, 2024

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, www.pwc.com/us

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	337,024,160
Securities segregated		10,414,937
Securities owned, at fair value		4,253,665
Commissions receivable		8,273,952
Goodwill		56,628,410
Intangible assets, net		16,214,789
Employee loans and prepaid incentive bonuses		97,989,556
Receivables from related parties		4,972,747
Accrued taxes receivable from Parent		5,063,092
Deferred taxes, net		11,834,745
Right of use assets		3,531,134
Other assets		24,834,245
Total assets	$	581,035,432

Liabilities and shareholder's equity
Liabilities:

Accrued compensation and benefits	$	40,775,072
Operating lease liabilities		3,691,417
Accrued expenses and other liabilities		34,533,572
Total liabilities		79,000,061

Shareholder's equity:

Common stock and additional paid-in capital		429,474,724
Retained earnings		72,560,647
Total shareholder's equity		502,035,371
Total liabilities and shareholder's equity	$	581,035,432

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Truist Investment Services, Inc. (the "Company" or "TIS") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of Truist Financial Corporation (the "Parent" or "TFC"). TIS personnel provide sales, support and operational services to affiliates of TFC which TIS records as revenue for fees charged to affiliates for these services.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates. Material estimates include the determination of fair value for financial instruments, goodwill, benefit plan obligations, and tax related accounts.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months. Included in cash and cash equivalents at December 31, 2023, is cash of $57,386,072 at Truist Bank and $279,638,088 of money market funds.

Securities Segregated

The Company receives customer funds and securities and promptly transmits funds received to its clearing broker. While not required given the Company claims exemption from SEC Rule 15c3-3, as an additional compliance measure, the Company maintains a special reserve account to cover any checks made payable to the Company and not promptly transmitted.

At December 31, 2023, U.S. Treasury securities with a fair value of $10,414,937 have been segregated in a special reserve account at Truist Bank for the exclusive benefit of customers of the Company.

Securities Owned

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Proprietary securities transactions in non regular-way trades were recorded on the settlement date.

Commissions Receivable

The clearing broker maintains customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested at least annually for impairment as of October 1st of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value is below its carrying value, then a quantitative impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the quantitative impairment test. The Company measures impairment using the present value of estimated future cash flows. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value. A qualitative impairment was performed in 2023 and no triggering events were noted. There was no goodwill impairment recorded during the year.

Intangible assets which consist of customer relationships are determined to have finite lives and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 5.2 years.

Employee loans and Prepaid Incentive Bonuses

The Company provides certain financial advisors with incentive bonuses or employee loans as part of the Company's recruiting and retention strategy for key revenue producing employees. Incentive bonuses are paid to advisors upon hire and amortized over the required employment term. Employee loans are generally forgiven over a two to nine year period based upon continued employment with the Company. In both cases, if the employee leaves before the term of the loan expires, the balance becomes immediately due and payable.

The Company has evaluated the impact of ASC 326 and no allowance for credit losses was established as management does not expect to incur any material credit losses on these assets.

Leases

The Company has operating leases for corporate offices, branches, retail centers, and certain equipment. The Company determines if an arrangement is a lease at inception. Operating leases with an original lease term in excess of one year are included in Right of use assets and Operating lease liabilities in the Statement of Financial Condition. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses an implicit interest rate in determining the present value of lease payments when readily determinable, and a collateralized incremental borrowing rate when an implicit rate is not available. Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease agreements that contain non-lease components are generally accounted for as a single lease component.

6

Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

There were no standards adopted during the current year that had a material effect on the Company's financial statements, and standards not yet adopted by the Company are described below.

Standard/ Adoption Date	Description	Effect on the Financial Statements
Standards Not Yet Adopted		
Improvements to Income Tax Disclosures January 1, 2025	Improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures.	The Company is evaluating the impact of this standard on its disclosures. This standard relates to footnote disclosures only.

4. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants, with a three level measurement hierarchy:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 assets are high quality, short-term government instruments. These assets are measured at fair value on a recurring basis.

- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable

The following table presents fair value information for assets and liabilities measured at fair value on a recurring basis:

| | | Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis | | |
	December 31, 2023	Level 1	Level 2	Level 3
Assets:				
Cash equivalents				
Money market fund	$ 279,653,858	$ 279,653,858	$ -	$ -
Securities segregated				
U.S. Treasury	10,414,937	-	10,414,937	-
Securities Owned				
States and political subdivisions	85,892	-	85,892	-
Corporate debt securities	4,071,619	-	4,071,619	-
Other trading assets	80,384	80,384	-	-
Total Assets	$ 294,306,690	$ 279,734,242	$ 14,572,448	$ -

The following discussion focuses on the valuation techniques and significant inputs for Level 2 assets and liabilities that are measured at fair value on a recurring basis.

US Treasury securities: Treasury securities are valued using quoted prices in active over-the-counter markets.

States and political subdivisions: Obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. Holdings are geographically dispersed, with no significant concentrations in any one state or municipality. Additionally, all municipal obligations are highly rated or are otherwise collateralized by securities backed by the full faith and credit of the federal government. These securities are valued using market-based pricing matrices that reference observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield curves.

Corporate debt securities: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting and Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves.

There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2023.

5. Goodwill and Other Intangible Assets

The Company's goodwill balance at December 31, 2023 was $56,628,410.

The net carrying amount of other intangible assets are presented in the following table:

Customer Relationships, gross carrying value, January 1, 2023	$	44,905,500
Accumulated amortization		(28,690,711)
Customer Relationships, net carrying value, December 31, 2023	$	16,214,789

6. Related-Party Transactions

During the year ended December 31, 2023, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition

Cash and cash equivalents	$	57,386,072
Securities segregated		10,414,937
Receivables from related parties		4,972,747
Accrued taxes receivable from Parent		5,063,092
Payables to related parties		3,978,284

TIS guarantees loans made by Truist Bank to certain key TIS employees. While ordinarily payable to Truist Bank on demand, generally TIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by TIS. In the event TIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. TIS will then have the ability to pursue reimbursement through other standard channels. The Company has not recorded a liability for future payments as they were neither estimable nor probable at December 31, 2023. The total amount of loans off-balance sheet was $63,771,782 at December 31, 2023.

7. Commitments and Contingencies

Legal Proceedings and Other Matters

The Company is routinely named as a defendant in or a party to numerous actual or threatened legal proceedings and other matters and is or may be subject to potential liability in connection with them. The legal proceedings and other matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Claims may be based in law or equity such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, antitrust, tax, employment, and other laws and some present novel legal theories, allegations of substantial or indeterminate damages, demands for injunctive or similar relief and requests for fines, penalties, restitution, or alterations in the Company's business

practices. Our legal proceedings and other matters exist in varying stages of adjudication, arbitration, negotiation, or investigation.

The course and outcome of legal proceedings and other matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. As a result, we often are unable to determine how or when actual or threatened legal proceedings and other matters will be resolved and what losses may be incrementally and ultimately incurred. It is possible that the ultimate resolution of these matters including those described below, if unfavorable, may be material to the consolidated financial position, consolidated results of operations, or consolidated cash flows of the Company, or cause significant reputational consequences.

The Company establishes accruals for legal proceedings and other matters when potential losses become probable and the amount of loss can be reasonably estimated. Accruals are evaluated each quarter and may be adjusted, upward or downward, based on our best judgment after consultation with counsel and others. No assurance exists that our accruals will not need to be adjusted in the future. Actual losses may be higher or lower than any amounts accrued, possibly to a significant degree.

For certain matters, the Company may be unable to estimate the loss or range of loss, even if it believes that a loss is probable, until developments in the matter provide additional information sufficient to support such an estimate. The Company does not establish accruals for such matters.

The following is a description of a certain matter in which the Company is involved:

Recordkeeping Matter
The SEC has requested information from the Company regarding compliance with applicable recordkeeping requirements for business-related electronic communications. The Company has cooperated with these requests and is in advanced discussions regarding resolution of this matter with the SEC though there can be no assurance as to the outcome of these discussions. The SEC has been conducting similar investigations of other financial institutions regarding business-related communications sent over unapproved electronic messaging channels and have entered into a number of resolutions with various institutions to date.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement

and has not recorded any contingent liability in the financial statements for this indemnity. The clearing agreement expires in February 2026.

9. Employee Benefits

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 4% of the employee's compensation.

10. Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax asset is recorded in the Statement of Financial Condition.

The significant deferred tax assets and liabilities at December 31, 2023, net of the federal impact for state taxes, are presented in the following table:

Deferred Tax Assets:		
Employee compensation and benefits	$	11,213,805
Litigation accrual		3,580,000
Operating lease liability		947,491
Depreciation		874,417
State NOL carryforward		2,277,242
Total gross deferred tax assets		18,892,955
Valuation allowance		(2,132,850)
Total deferred tax assets		16,760,105
Deferred Tax Liabilities:		
Intangibles		4,044,565
ROU assets		880,795
Total deferred tax liabilities		4,925,360
Net deferred tax assets	$	11,834,745

The deferred tax assets include state tax net operating losses of $2,277,242 as of December 31, 2023, that will expire, if not utilized, in varying amounts from 2024 to 2043. At December 31, 2023, the Company had a valuation allowance recorded against its state carryforwards of $2,132,850. The change in the valuation allowance for the year ending December 31, 2023 was a decrease of $4,393. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, Income Taxes, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to assessment by the Internal Revenue Service for taxable years prior to 2020. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to assessment by state and local taxing authorities for taxable years prior to 2018.

11. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company has elected to use the alternative method to calculate net capital. At December 31, 2023, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2023, the Company, on a standalone basis, had net capital, as defined, of $267,684,361 which was $267,434,361 in excess of the required net capital of $250,000.

12. Subsequent Events

The Company has evaluated subsequent events from December 31, 2023 through February 28, 2024, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statements.